SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SonicWALL, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value

(Title of Class of Securities)

835470 10 5

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Michael Sheridan

Chief Financial Officer

SonicWALL, Inc.

1143 Borregas Avenue

Sunnyvale, California 94089

(408) 745-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Page Mailliard, Esq.

Roger Stern, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$5,380,496.00	$495.01(1)

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,423,647 shares of common stock of SonicWALL, Inc. having an aggregate value of $5,380,496.00 as of January 9, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 9, 2003, relating to an offer by SonicWALL, Inc., a California corporation (“SonicWALL” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 2,423,647 shares of the Company’s common stock, whether vested or unvested, that have been granted under its 1994 Stock Option Plan and its 1998 Stock Plan that have exercise prices greater than $10.00 per share (the “Eligible Options”) and that are held by eligible employees, for new options to purchase shares of the Company’s common stock at a per share exercise price equal to the fair market value of the Company’s common stock on the date of grant upon the terms and conditions set forth in (i) the Offer to Exchange, dated January 9, 2003 (the “Offer to Exchange”); (ii) the related letter from William Roach, dated January 9, 2003; (iii) the Election Form; and (iv) the Withdrawal Form.

This amendment is being filed to reflect changes made to the Offer to Exchange under the caption “The Offer—Interests of directors and officers; transactions and arrangements concerning the options” and also in “Schedule A—Information Concerning the Executive Officers and Directors of SonicWALL, Inc.”

Item 12. Exhibits.

(a)(1)(a)	Offer to Exchange Outstanding Options Under Our 1994 Stock Option Plan and 1998 Stock Option Plan, for New Options Under our 1994 Stock Option Plan and 1998 Stock Option Plan, dated January 9, 2003.

(a)(1)(b)*	Letter from William Roach dated January 9, 2003.

(a)(1)(c)*	Election Form.

(a)(1)(d)*	Withdrawal Form.

(a)(1)(e)*	Form of Promise to Grant Stock Option.

(a)(1)(f)*	Press Release

(b)	Not applicable.

(d)(1)	SonicWALL 1994 Stock Option Plan, as amended to date, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed on August 27, 1999.

(d)(2)*	Form of stock option agreement for SonicWALL 1994 Stock Option Plan, as amended to date.

(d)(3)	SonicWALL 1998 Stock Option Plan, as amended to date, incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed on August 27, 1999.

(d)(4)*	Form of stock option agreement for SonicWALL 1998 Stock Option Plan, as to date.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on January 9, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SONICWALL, INC.

/s/ Michael J. Sheridan Michael J. Sheridan Senior Vice President of Strategy and Chief Financial Officer

Date: February 5, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Offer to Exchange Outstanding Options Under Our 1994 Stock Option Plan and 1998 Stock Option Plan, for New Options Under our 1994 Stock Option Plan and 1998 Stock Option Plan, dated January 9, 2003.

(a)(1)(b)*	Letter from William Roach dated January 9, 2003.

(a)(1)(c)*	Election Form.

(a)(1)(d)*	Withdrawal Form.

(a)(1)(e)*	Form of Promise to Grant Stock Option.

(a)(1)(f)*	Press Release

(b)	Not applicable.

(d)(1)	SonicWALL 1994 Stock Option Plan, as amended to date, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed on August 27, 1999.

(d)(2)*	Form of stock option agreement for SonicWALL 1994 Stock Option Plan, as amended to date.

(d)(3)	SonicWALL 1998 Stock Option Plan, as amended to date, incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed on August 27, 1999.

(d)(4)*	Form of stock option agreement for SonicWALL 1998 Stock Option Plan, as to date.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on January 9, 2003.